October 21, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Ibolya Ignat, Staff Accountant
            Division of Corporation Finance

RE:  Chandler (U.S.A.), Inc.
     Form 10-K for Fiscal Year Ended December 31, 2004
     Filed March 22, 2005
     Form 10-Q for Fiscal Quarter Ended March 31, 2005
     Filed May 11, 2005
     File No. 001-15135

Dear Ms. Ignat:

     This letter is to provide additional responses related to my letter to you dated August 5, 2005 as a result of our telephone conversation on October 4, 2005. Page numbers refer to the redlined draft of the filing.

Form 10-K for the fiscal year ended December 31, 2004
-----------------------------------------------------

Comment 1:  We have added additional discussion explaining that the changes in estimates for loss reserves are based on management's best estimate using the data available at the time the estimate is made. The added text is included in the first paragraph under RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES on page 2.

            We have deleted "but such change was in accord with accepted loss reserving standards" from the proposed new text in the 3rd paragraph on page 3. Our actuary has advised that the change was not prescribed under loss reserving standards as such, but was considered to be within the general statements of principles applicable to the evaluation and review of loss reserves. We have also added text in this paragraph to disclose the impact on pre-tax income of this change in assumptions.

            Trends that affect the process of establishing loss reserves are discussed in the second paragraph on page 3, in the 7th sentence. In addition, trends and their effect on our loss reserves and loss development are generally discussed under "Losses and Loss Adjustment Expenses" starting on page 10. There were no individual trends that were a significant factor in determining the changes in loss reserve estimates.

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                                                                       PAGE 2

Comment 2.  You asked if we could construct an analysis of a few of the key factors involved in the process of estimating loss reserves. The second paragraph on page 3 includes the following text:
            "Assumptions used in establishing loss reserves are regularly reviewed and updated by management as new data becomes available. Given the number of factors considered, it is not practical nor meaningful to isolate a particular assumption of the process and calculate the impact of changing that single item. For every 1% change in the estimate, the effect on pre-tax income would be approximately $450,000." We believe that this disclosure is both accurate and meaningful.

Comment 3:  We have removed the references to "accident year loss ratio" from the 1st paragraph on page 7 and from the two tables that follow since we believe that these are Non-GAAP performance measures. We have also removed the reconciliation on page 8 of GAAP losses to accident year losses.

Comment 4:  No changes.

Comment 5:  Statement of Financial Accounting Standards No. 28 "Accounting for
            Sales with Leasebacks" paragraph 3.b. is applicable to the sale-leaseback transaction described in our 10-K. In our situation, the profit on the sale was $2.0 million and the present value of the minimum lease payments for the operating lease was $3.4 million including the guaranteed residual value of $2.4 million. In accordance with SFAS 28, no profit could be amortized to income until the deferred profit exceeded the present value of the minimum lease payments. Upon our decision to repurchase the equipment, the guaranteed residual value was removed from the minimum lease payments and the gain was amortized over the remaining term of the lease.

Comment 6:  No changes.

Comment 7:  No changes.

     A draft of our Amended Form 10-K is being sent to your attention via e-mail. If you have any questions or additional comments, please contact me at (405) 258-4292.

Sincerely,


/s/ Mark C. Hart
-------------------------------------
Mark C. Hart
Vice President and
Chief Financial Officer

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